February 6, 2014

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Current Report on Form 8-K
Filed January 16, 2014
File No. 0-31104

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2014, with respect to Current Report on Form 8-K, File No. 0-31104, filed with the Commission on January 16, 2014 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Current Report on Form 8-K unless otherwise specified.

Form 8-K/A filed on January 16, 2014

Item 5.03 – Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 37

1.	Your response to comment 7 in our letter dated January 13, 2014 states that your filing on Form 10-K will include audited financial statements for the fiscal year ended December 31, 2013. However, it appears that the disclosure in your amended filing continues to make reference to financial statements which cover the nine month period from April 1, 2013 to December 31, 2013. Please revise your disclosure or tell us more about your plans to file a Form 10-K covering an abbreviated period.

Securities and Exchange Commission

February 6, 2014

RESPONSE: We acknowledge the Staff’s comment and would clarify to the Staff that we plan to file our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) with audited financial statements of the consolidated company for the twelve-month period ended December 31, 2013, along with the comparable period of our accounting acquirer and predecessor for the twelve-months ended December 31, 2012, previously included in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 17, 2013.

Item 5.03 of Form 8-K (“Item 5.03”) requires a registrant to disclose certain matters, including a transition report, relating to the change in fiscal year from that used in such registrant’s most recent filing with the Commission. As previously disclosed, in December 2013, FracRock International, Inc. (“FRI”), the Company’s accounting acquirer, completed a merger with FRI Merger Sub, Inc., a subsidiary of Vision Global Solutions, Inc., a public shell company with no operations during the applicable reporting periods (“Vision”), in which FRI was the surviving entity, as a wholly-owned subsidiary of the Company. Prior to the merger, Vision had a fiscal year end of March 31, and FRI had a fiscal year end of December 31. Following the merger, the Company changed its fiscal year to end to December 31, 2013 to continue utilizing the accounting policies and procedures of its accounting acquirer and predecessor that were then in place.

We believe that by including financial statements for the fiscal year ended December 31, 2013 (as opposed to just the period from April 1, 2013 to December 31, 2013) to meet the requirements of Item 5.03, we are providing our shareholders and the public with the useful information needed to evaluate the financial performance of the Company. We do not plan to include separate financial statements for the abbreviated period from April 1, 2013 to December 31, 2013, as the financial performance of the Company over the course of a full twelve-month period is a more appropriate measure given the fact scenario described above and such financial statements provide a more thorough and complete evaluation of the Company’s financial performance. We do not plan to further amend the Registration Statement as the disclosure provided reflects our understanding that (i) the Company was required to announce a Change of Fiscal Year under Item 5.03 (See Section 12240.1 of Topic 12 of the SEC Division of Corporation Finance: Financial Reporting Manual), (ii) the Company’s 2013 Form 10-K will serve as a transition report as required by Item 5.03, and (iii) the Company’s 2013 Form 10-K will include financial statements for the year ended December 31, 2013, which reflect and include the financial performance of the accounting acquirer for the period of April 1, 2013 through December 31, 2013 (See Section 12240.4 of Topic 12 of the SEC Division of Corporation Finance: Financial Reporting Manual). Further we do not believe any amendment to the Registration Statement is necessary to update our disclosure under Item 5.03 as we intend to provide the financial statements required thereunder in our 2013 Form 10-K, as provided in the Registration Statement.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matt Strock of Vinson & Elkins L.L.P. at (713) 758-3452 or Matthew Wiener of Vinson & Elkins at (713) 758-3268.

Securities and Exchange Commission

February 6, 2014

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

Enclosures

cc: Adam Lyons (Vinson & Elkins)